Mail Stop 4561

      							September 16, 2005

Mr. Finbarr J. O`Neill
President and Chief Executive Officer
The Reynolds and Reynolds Company
One Reynolds Way
Dayton, Ohio 45430

	Re:	The Reynolds and Reynolds Company
		Form 10-K for the Fiscal Year Ended September 30, 2004 Form 10-Q for the Fiscal Quarter Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      File No. 001-10147

Dear Mr. O`Neill:

		We reviewed the above referenced filings and your response letter dated August 5, 2005 and we have the following additional comments. Please note that we have limited the scope of our review to certain accounting policies and practices in your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Annual Report on Form 10-K for the Year Ended September 30, 2004

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 40

Prior Comment Number 1

1. Your response states that you apply the provisions of SOP 97-2 to your combined unit of accounting because the software license and software training elements are the key elements. You support this conclusion, in part, by stating the hardware installation effort is relatively insignificant in comparison to the software training effort. Explain the following as it relates to your hardware installation services:
* Why you believe that the significance of the hardware installation effort impacts the accounting literature that you should apply to this unit of accounting;
* The nature of the services included in hardware installation;
* How you determine the significance of hardware installation, i.e.
identify the metric used;
* The period over which hardware installation services are delivered and the time it takes to deliver these services;
* Whether hardware installation is significant to the hardware you sell;
* Why software training services are considered in determining the significance of hardware installation services;
* Describe the nature of your software training services, the period over which they are delivered and the hours expended on these services.

Please be as detailed as possible in your response.

2. As it relates to your combined unit of accounting for software, software training and hardware installation, tell us in percentage terms the portion of the arrangement fee that relates to each element.

Prior Comment Number 2

3. Your response states that your leases are classified as sales-
type
on a consolidated basis and that you are a dealer in computer
hardware.   In your prior response to our comments nos. 4 through
8
under the caption "Background" addressed in your letter dated
April
12, 2005 you explain that "...the company is not considered a hardware dealer because it only sells one brand of equipment to customers that use its software as opposed to a dealer that sells many different customers for multiple uses." Your prior response to our prior comment no. 5 addressed in your letter dated June 10,
2005
you explain "The company`s leases are classified as direct financing leases. The leases are not classified as sales-type leases because the company is not considered a hardware dealer as it does not generate a dealer`s profit on the sale of hardware." Although your current response indicates certain reasons for classifying leases as sales-type leases, it is not evident how and why your assessment of lease classification has changed from your prior responses. Please reconcile your most recent response to your prior responses and assessments in which you clearly indicate that you are not a dealer in hardware, that you do not generate dealer profit and that your leases are direct financing leases.

4. Your response states that you are a dealer in computer hardware as you use leasing to market your computer systems and generate profits on your software arrangements, which include hardware. Provide/clarify the following as it relates to your software/leasing arrangements:
* Explain how you use leasing as a means to market your computer systems.
* Explain how you determine profit on hardware lease arrangements.
* Explain why you classify your leases as sales-type leases considering the revenue recorded for leased hardware equals cost. Please address how you apply the guidance in paragraph 6.b.i of SFAS
13 in your response.
* Tell us how you considered paragraph 5.c.i of SFAS 13 as it relates to determining whether or not you have fair value for leased hardware.
* Tell us whether the present value of minimum lease payments are calculated on every leasing arrangement, computed at the interest rate implicit in the leases and if so, why this amount is not recorded as the sales price pursuant to SFAS 13, paragraph 17.c.

5. Explain how you allocate revenue for your arrangements between your SFAS 13 and non-SFAS 13 deliverables and how you determine the relative fair values for those deliverables pursuant to paragraph
4.a.ii of EITF 00-21. Provide an example to support your response.

6. We note from your response that you review the estimated residual value of your leased assets annually. Explain how you review the estimated residual value of lease transactions annually pursuant to paragraph 17.d of SFAS 13, as you indicate in your response that you no longer track lease information after it is recorded by your wholly-owned financing subsidiary.

7. We note from your response that "...the company records all hardware sales, whether subject to lease or not, in the same general ledger account, the company is unable to readily distinguish hardware
sales subject to leases from other hardware sales."  It appears from
this response you sell hardware that is not subject to lease. Although in prior response letters (April 12, 2005 and June 10,
2005)
you have addressed your accounting for multiple element arrangement which include leased hardware and hardware maintenance, you have not provided an analysis of how you account for multiple element arrangements that include hardware that is not subject to leases. Please provide us with this analysis.

Prior Comment number 4

8. Your response indicates that you recognize revenue for the combined unit of accounting using contract accounting because the nature of the services is such that the service elements do not qualify for separate accounting. However, to apply contract accounting to a software arrangement, the undelivered services in the arrangement must also involve significant production, customization, or modification of the software. It does not appear that your undelivered services involve significant production, customization, or modification of the software as your undelivered services do not involve software installation. If this is correct, clarify how you apply paragraph 67 of SOP 97-2 to your combined unit of accounting, which requires that you recognize revenue as services are performed, or on a straight-line basis if no pattern of performance is discernible.

9. Tell us how your current accounting for your combined unit of accounting and PCS complies with paragraph 12 of SOP 97-2. We understand, based on your response to prior comment no. 1, you believe that you meet the exception in the second bullet of paragraph
12 of SOP 97-2 to recognize the undelivered services over the period during which the services are expected to be performed. However, as your arrangements include an element for PCS, the services in the combined unit of accounting are not the only undelivered element in your arrangements. Therefore, as this exception applies `if the only undelivered element is services...`, it does not appear it is applicable to your arrangements. If you conclude that the exception is not applicable to your arrangements, all revenue from the arrangement should be deferred until the earlier of the point at which such sufficient vendor-specific objective evidence does exist or all elements of the arrangement have been delivered in accordance with paragraph 12 of SOP 97-2, as revised by paragraph 6.b of SOP 98-
9.  Please advise.

Prior Comment Number 6

10. We note your Appendix A and your proposed revisions to your revenue recognition policy. If your revenue recognition policy requires revision based on consideration of our comments above, please provide revised disclosures with your response.








Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2005

Statements of Consolidated Income (Unaudited), page 3

Prior Comment Number 7

11. We note from your response that you concluded the two-class method should be used to compute earnings per common share as opposed to the if-converted method. In addition we note your earnings per share presentation and disclosures in your June 30, 2005 Form 10-Q.
Tell us the following relating to how you computed your earnings per share pursuant to the Two-Class Method for prior periods (presented in your response) and for the three and six months ended June 30, 2005:
* How you considered reporting earnings per share for both distributed earnings (dividends declared and contractual amount of dividends) and undistributed earnings;
* How you considered the conversion of Class B common stock in determining the denominator for the purpose of computing Class A diluted earnings per share;
* How you considered disclosing your computation of allocating net income, distributed earnings and undistributed earnings for the purposes of computing Class A and Class B commons stock earnings per share. Provide us with this computation for the three and six months ended June 30, 2005 and for the year ended September 30, 2004;
* How you considered the impact of computing earnings per share pursuant to the two-class method on your SFAS 123 pro forma earnings per share disclosures;

If you determine that the information for Class A and Class B common stock earnings per share provided in your prior response and your June 30, 2005 10-Q requires revision based on your consideration of the items above, please provide your revised earnings per share with your response.

12. Tell us how you determined that your disclosure controls and procedures were effective as of March 31, 2005, December 31, 2004 and
September 30, 2004, considering your controls did not detect your misapplication of SFAS 128 within your financial statements. In addition, tell us how you considered the impact of your revised earnings per share presentation and the revision to your internal controls over financial reporting, if any, in your June 30, 2005 Form
10-Q disclosures pursuant to Item 308 of Regulation S-K.

Prior Comment Number 8

13. We have read your response regarding the reclassification of auction rate securities and your conclusion that the impact of the reclassification is not material to your prior annual and interim financial statements. In addition we note your response that "Quantifying, in percentage terms, the magnitude of a variance is only the beginning of an analysis of materiality..." Although SAB Topic 1 M indicates that qualitative factors should be considered when misstatements are quantitatively small it does not suggest that the qualitative factors should be considered when items are
quantitatively material.      Considering the significant change
to
cash and cash equivalents, marketable securities and cash flows from
investing activities we do not agree with your conclusion that the impact of the reclassification is not material to your financial
statements.  Amend your   September 30, 2004 Form 10-K and
December
31, 2004 Form 10-Q to properly report auction rate securities in your financial statements and to disclose the reason for the reclassification (i.e. to comply with SFAS 95) and the quantitative impact on the financial statements (consolidated balance sheets and statements of cash flows). In addition revise your discussion of liquidity in Management`s Discussion and Analysis in your filings, as needed.

Prior Comment Number 9

14. We reissue our prior comment no. 9 relating to your conclusion that disclosure controls and procedures were effective as of September 30, 2004 and December 31, 2004. Tell us how you considered the reclassification of your auction rate securities in determining that your disclosure controls and procedures were effective as of September 30, 2004 and December 31, 2004, considering your controls did not detect the misclassification of auction rate securities within your financial statements.

Management Discussion and Analysis of Financial Condition and the
Results of Operations

Key Issues, page 13

15. We note that as a result of your decision to stop selling RGS Suite on July 19, 2005, you will write-off capitalized software development costs in the forth quarter ended September 30, 2005. Tell us the result of your evaluation of the RGS Suite capitalized software costs as of June 30, 2005 pursuant to paragraph 10 of SFAS
86. As part of your response, tell us how your consideration to stop selling the RGS Suite software impacted the net realizable value of this software as of June 30, 2005.

Controls and Procedures, page 22

16. We note your disclosure that "Finbarr J. O`Neil, the company`s Chief Executive Officer, Carolyn. S. Wall, the company`s Vice President, Finance and Stephen A. Delong, the company`s Vice President, Controller and Chief Accountant, conducted an evaluation of the effectiveness of the company`s disclosure controls and procedures pursuant to Exchange Act rule 13a-15 as of June 30, 2005, and each has concluded that such disclosure controls and procedures are effective in ensuring that all material information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission`s rules and forms. Please clarify whether your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief
Financial Officer, to allow timely decisions regarding the required disclosure. We refer you to Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this information in your disclosures.

*****

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Thomas Ferraro, Senior Staff Accountant, at (202) 551-
3225
or me at (202) 551-3730 if you have any questions regarding these comments.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief

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Mr. Finbarr J. O'Neill
The Reynolds and Reynolds Company
September 16, 2005
page 1